

August 29, 2011

VIA E-Mail
Mr. Randal Rein
Principal Financial Officer
American Bar Association Members / Northern Trust Collective Trust
50 South LaSalle Street
Chicago, Illinois 60603

> **Re: American Bar Association Members / Northern Trust Collective Trust**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 18, 2011**
> **File No. 033-50080**

Dear Mr. Randal Rein:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 9A – Controls and Procedures

1. In future filings, please revise to clarify that the scope of the evaluation and disclosures covers each collective investment fund individually, as well as the registrant as a whole. Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be found at the following location http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.   In addition, please also include a statement that the principal executive officer and the principal financial officer certifications are applicable to the registrant and each collective investment fund.   Where applicable, this comment also applies to your Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

Note 1 – Description of the Collective Trust, pages F-148 – F-152

2.   Please clarify how you considered Rule 3-09 and 4-08(g) of Regulation S-X in determining that financial statements and/or summarized financial data for significant investees were not required.   Please note that significance should be assessed separately at each collective investment fund level.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2011 AND JUNE 30, 2011

Schedule of Investments

3.   Tell us how you complied with paragraph 946-205-45-1 of the FASB Accounting Standards Codification in determining whether to present the Schedule of Investments for each quarter end.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3486 if you have any questions regarding the comments.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief